Exhibit 99.1

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CELG - Celgene to Acquire Receptos M&A Call

EVENT DATE/TIME: JULY 14, 2015 / 09:30PM GMT

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

CORPORATE PARTICIPANTS

 Patrick Flanigan Celgene Corporation - VP of IR

 Bob Hugin Celgene Corporation - Chairman & CEO

 Scott Smith Celgene Corporation - President, Global Inflammation and Immunology

 Mark Kreston Celgene Corporation - Corporate VP, Global Marketing I&I

 Peter Kellogg Celgene Corporation - EVP & CFO

CONFERENCE CALL PARTICIPANTS

 Eric Schmidt Cowen and Company - Analyst

 Robyn Karnauskas Deutsche Bank - Analyst

 Michael Yee RBC Capital Markets - Analyst

 Matt Roden USB US - Analyst

 Geoff Meacham Barclays - Analyst

 Ian Somaiya Nomura Securities Intl (America) - Analyst

 Ying Huang BofA Merrill Lynch - Analyst

 Mara Goldstein Cantor Fitzgerald - Analyst

 Mike King JMP Securities - Analyst

 Terence Flynn Goldman Sachs & Co. - Analyst

 Matthew Harrison Morgan Stanley - Analyst

PRESENTATION

 Editor

 Operator: Good evening, everyone, and welcome to the Celgene conference call. At this time all participants are in a listen only mode. Later we will open the call for questions and we'll provide specific instructions at that point. As a reminder, this call is being recorded. In order to ensure that everyone has a chance to participate, we would like to request that you limit yourself to asking one question during the Q&A session. I would now like to introduce Patrick Flanigan, Vice President of Investor Relations. Please go ahead.

 Patrick Flanigan - Celgene Corporation - VP of IR

 Thanks, Abigail, and welcome everyone to today's conference call to discuss Celgene's acquisition of Receptos. The press release reporting this announcement, in addition to the presentation for today's webcast, can be accessed by going to the Investor Relations section of the corporate website at www.celgene.com.

Joining me on the call today with prepared remarks are Bob Hugin, our Chairman and Chief Executive Officer, Scott Smith, global head of our Inflammation and Immunology franchise, Mark Kreston, Corporate Vice President of Global Marketing in I&I, and Peter Kellogg, our Chief Financial Officer.

As a reminder, during today's call we may make forward-looking statements regarding our financial outlook, in addition to regulatory and product development plans. These statements are subject to risks and uncertainties that may cause actual results to differ from those forecasted. A description of these risks can be found in our most recent 10-Q on file with the SEC. These statements speak only as of today's date, and we undertake no duty to update or revise them.

The planned tender offer discussed today has not yet commenced, and our communication is not an offer, or a solicitation of an offer, to purchase any Receptos security. On the commencement date of the offer, Celgene will file a tender offer statement on Schedule TO with the SEC and Receptos will file a Solicitation

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

Recommendation Statement on Schedule 14D-9 together with other offer materials. We urge you to read these materials that contain important information when they become available.

I would now like to turn the call over to Bob.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 Thank you, Patrick. And thank you, everyone, for joining us late in the day. I'm thrilled to be here, and I'm excited to provide an update on our exceptional second quarter, and to discuss the Receptos acquisition that we've just announced.

Today's acquisition fits incredibly well with our mission of delivering innovative treatments to patients with high unmet medical needs. With the addition of ozanimod to our I&I pipeline, we're creating a complementary portfolio of innovative and disruptive oral therapies targeting sizeable and evolving immune inflammatory markets. We're building this impressive portfolio from a position of strength, on the back of significant operating momentum, and with increasingly positive visibility into our current I&I pipeline. We expect ozanimod to accelerate our earnings growth beginning in 2019, and be a key driver of growth well beyond 2020.

At Celgene we're guided by five strategic imperatives which provide us with a clarity of focus. First and foremost of these imperatives is our commitment to operational excellence. Producing outstanding results provides us with the resources to invest in our future, enhancing our long-term growth potential.

During the first half of 2015, we've had a number of operational achievements that we'll more fully review on our quarterly conference call next Thursday, July 23rd. Today we are reporting our preliminary second quarter results of $2.28 billion in revenue, a 22% year-over-year increase, and approximately $1.23 in adjusted earnings per share, a 37% year-over-year increase. Fueled by these impressive results, and the increasing momentum we see in our core businesses, we are raising our full year adjusted EPS guidance range from our earlier range of $4.60 to $4.75 to an updated range of $4.75 to $4.85. This updated full year adjusted EPS guidance includes the diluted impact of all of our year-to-date business development activities, including the Receptos acquisition.

In the last three months we've been fortunate to identify several opportunities that can materially enhance and diversify our long-term growth drivers well beyond 2020. Our transactions with AstraZeneca and Juno broadened our immuno-oncology pipeline by leveraging the strength of our hematology and oncology franchise, with today's acquisition further enhancing our growing I&I franchise.

The Receptos acquisition is aligned with our strategic imperative of building a leading immunology and inflammation franchise. Receptos' lead program, ozanimod, now becomes a key component of our I&I portfolio. In Phase 2 ulcerative colitis trials, ozanimod demonstrated best-in-class potential and presents a disruptive oral therapy opportunity for chronic care markets. Ozanimod is highly complementary to OTEZLA in ulcerative colitis, and to GED-0301 in Crohn's disease. Together we expect these three drugs to transform the IBD treatment paradigm. In addition to the IBD opportunity, ozanimod is developing an impressive profile in multiple sclerosis, and we're excited by that potential. Phase 3 trials in both MS and ulcerative colitis are underway, and data is expected from these trials beginning in 2017.

The transaction leverages our existing I&I capabilities and future IBD commercial infrastructure, producing a financially compelling opportunity. As Peter will review, the transaction is expected to be neutral to our adjusted EPS in 2018, and begin to accelerate earnings in 2019. Annual peak sales are expected to be approximately $4 billion to $6 billion. Based on our confidence in ozanimod's potential, we are raising our 2020 revenue targets to more than $21 billion and raising our adjusted EPS 2020 target to more than $13.00 per share. It's an incredibly exciting time for Celgene as we continue to invest in our future and accelerate our growth potential through 2020 and beyond.

Let me now turn the call over to Scott who will provide more details on how the Receptos acquisition enhances our growing I&I franchise.

 Scott Smith - Celgene Corporation - President, Global Inflammation and Immunology

 Thank you, Bob. It's a pleasure to talk to all of you this evening. This acquisition is a great strategic fit for Celgene. Ozanimod is a differentiated best-in-class S1P molecule, has highly compelling Phase 2 data in ulcerative colitis and multiple sclerosis. Based on the publicly available data and data that we have seen in diligence, on 32-week efficacy in UC and a safety update from the ongoing MS trials, we feel confident that ozanimod has the potential to be a game changer in UC and MS. Ozanimod is currently in Phase 3 pivotal development in both indications.

The current IBD market exceeds $9 billion a year and the MS market is approaching $20 billion a year, and we expect both markets to grow substantially between now and 2020, fueled in part by the introduction of novel oral compounds, such as ozanimod, GED-0301, and OTEZLA. We believe that ozanimod has the potential to generate peak sales in the range of $4 billion to $6 billion annually in just the initial indications.

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

Celgene has a strong scientific foundation in inflammation and immunology that covers a broad spectrum of diseases. The addition of Receptos leverages our existing capabilities and strengthens our position as a global leader in I&I. With the addition of Receptos programs, we now have three molecules, OTEZLA, GED-0301, and ozanimod in Phase 3 development spanning four unique indications, and by yearend we will have nine Phase 2 programs in a variety of important indications ongoing. We are very encouraged by the breadth, depth and potential of this evolving pipeline.

There are important ozanimod data milestones to look forward to in the months and years ahead. The RADIANCE trial in relapsing MS is fully enrolled and we expect data to be available in the first half of 2017. The SUNBEAM trial is rapidly enrolling and we expect data to be available in the first half of 2017 as well. Phase 3 UC trial, TRUE NORTH, began enrollment this month and we expect data in 2018. As previously announced by Receptos, the 32-week maintenance data from the ozanimod Phase 2 trial will be presented at a major medical meeting later this year.

We are very pleased with the early launch success we have had with OTEZLA in both PsA and psoriasis, not only in the US, but in other early launch countries as well. Anchored by the success, we expect to see a multi-indication series of blockbuster launches beginning in 2018 with ozanimod for multiple sclerosis quickly followed by GED-0301 in Crohn's disease, and ozanimod in ulcerative colitis. These launches have the potential to transform the treatment of these serious and difficult to treat diseases as well as setting the foundation for significant revenue growth in 2020 and beyond.

With ozanimod we have enhanced our position in the fields of rheumatology, dermatology, and gastroenterology, and have gained a great opportunity to enter the large and growing field of neuro-inflammation. Relative to MS, we are excited to commercialize the product ourselves, but as always, we would consider a partnership if it increased the overall value of the asset to Celgene and to patients worldwide.

The markets that make up the I&I space are large, anticipated to be close to $100 billion by 2020, and they're growing fast. With our evolving and strong portfolio, together with talented and dedicated individuals of the new combined franchise, we plan on participating in a majority of these markets. We are very excited about this transaction with Receptos and strive to better the treatment landscape for patients with serious immuno-inflammatory diseases worldwide.

I would now like to introduce Mark Kreston, head of Global Marketing for Celgene I&I, to provide further insight on the market opportunities in UC and IBD.

 Mark Kreston - Celgene Corporation - Corporate VP, Global Marketing I&I

 Great. Thank you, Scott. It's my pleasure to share with you our view of the very exciting and significant commercial potential represented by ozanimod. As you can see at the bottom of the slide, there are a broad range of potential additional disease areas for development, however we will intentionally focus our discussion today on the transformational potential we see for the ulcerative colitis and multiple sclerosis markets.

Ozanimod is an oral S1P receptor modulator with potential to be a first-in-class molecule for ulcerative colitis, and a best-in-class molecule for multiple sclerosis. The drug has differentiated intrinsic properties listed at the top of this slide relative to receptor selectivity, improved pharmacokinetics, and seven-day dose titration regimen. Encouraging data from Phase 2 studies in both diseases demonstrate a highly competitive efficacy profile with potential cardiovascular, hepatotoxicity, and lymphocyte recovery advantages versus other S1P molecules resulting from the differentiated properties I just described.

Relative to the market in ulcerative colitis, there continues to be several important unmet medical needs, including highly effective and durable novel oral treatments that are well-tolerated with limited side effects. Phase 2 results for ozanimod show a potentially transformational profile across key attributes as shown on the right-hand side of this slide.

The UC market is large, with a majority of the more than 1.3 million patients defined as moderate to severe, which represents our target market. 5-ASAs are the therapy leader in milder disease, however we believe that ozanimod has the potential to be used as a first-line drug in moderate to severe patients ahead of current injectable biologics. The primary endpoint of remission at week eight was statistically significant over placebo and benchmarks favorably to Humira, a leading injectable biologic for UC. Importantly, all three secondary endpoints at week eight were met, and included clinical response, change in [MER] score, and mucosal improvement.

As part of our extensive due diligence efforts, we also have seen there is a significant and sustained response out to 32 weeks, and these data are expected to be presented at a major medical meeting in the second half of 2015.

Moving to the MS market, there also continues to be important unmet medical needs for additional therapies that can improve the rate of relapses and/or improve disability, offer safety or tolerability advantages, and therapies that can halt or reverse disease. Encouraging data from Phase 2 studies in relapsing MS patients for ozanimod demonstrated potentially compelling benefit risk ratio over existing therapies as shown on the right-hand side of the slide.

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

I will call your attention to the right-hand side of this next slide. As you can see, the MS market is experiencing a dramatic shift from older injectable therapies in favor of novel orals. We project the oral segment will roughly triple from its current $6 billion in revenue to between $15 billion and $20 billion in revenue by 2020. Ozanimod has the potential that could be for first-line utilization based upon an expected favorable benefit risk ratio. Phase 2 results in MS appear to have efficacy comparable to the two leading orals, Tecfidera and Gilenya, for both GdE lesion reduction and annual relapse reduction rates. Additionally, the cardiac and hepatic safety profiles in Phase 2 appear to be differentiated from Gilenya.

We're excited to add this potentially transformational molecule into the I&I portfolio, and project this will be a multi-billion dollar potential revenue addition to our franchise. I will now hand over the presentation to our Chief Financial Officer, Peter Kellogg, who will provide an overview of the transaction.

 Peter Kellogg - Celgene Corporation - EVP & CFO

 Thank you, Mark. The acquisition of Receptos is an important step in executing our strategy to sustain our industry-leading growth by focusing on disruptive, innovative medicines within our core franchise areas. Ozanimod joins an expanding pipeline of mid- to late-stage assets that represent our next generation of growth drivers. These products are expected to receive approvals before 2020, and contribute to revenue and earnings growth well into the next decade.

Now turning to the details of the transaction, we are acquiring Receptos for $232.00 per share. The total transaction is valued at approximately $7.2 billion, net of Receptos's roughly $600 million in cash. We are using our strong balance sheet to finance this transaction. We have committed bridge financing in place, and anticipate using a mix of existing cash and issuing new debt for permanent funding. The transaction is expected to close during the third quarter.

As Bob mentioned, we are off to a strong start in the first half of this year with significant operating and financial momentum that gives us confidence to raise the full year adjusted earnings guidance to $4.75 to $4.85 per share, and absorb the approximately $0.12 to $0.13 per share impact of Receptos in 2015. On a standalone basis, we expect the acquisition to be $0.40 to $0.25 dilutive in 2016 and 2017 respectively. Upon closing the transaction, we will work to minimize this impact, and are committed to being neutral to earning in 2018.

We have several mechanisms to achieve this goal, including the better than expected operating performance this year that creates a new base when viewing future periods. The multiple expense levers that we have, such as prioritizing our internal spending to advance the best in class programs, the optionality that exists with ozanimod in multiple sclerosis, and possibly the potential for alternative developments in financing.

The first full year of accretion is expected in 2019 and will accelerate as ozanimod achieves peak sales of between $4 billion to $6 billion. In 2020 we are raising our financial targets to reflect ozanimod's expected contribution. Total product sales increase $1 billion and now are expected to exceed $21 billion. Adjusted earnings increases $0.50 per share, and are now expected to exceed $13.00 per share. Upon completing this transaction, we expect a strong balance sheet with a capital structure consistent with our investment grade profile. We will continue to have financial flexibility to balance additional internal and external investments with our ongoing share repurchase program.

In closing, the Receptos acquisition is a strong strategic fit for Celgene. It leverages our capabilities and expertise in I&I, will further diversify revenue, and enhances our long-term growth profile. Now I would like to turn the call back to Bob for some closing remarks.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 Before we close, I would like to take a moment to thank all the people who have worked on this transaction in terms of getting us to where we are today. So thank you very much. I especially want to thank the team at Receptos, led by their CEO, Faheem Hasnain. They've done an outstanding job building value with Receptos. We very much look forward to working with their team as they join Celgene, and even further accelerating these programs and delivering transformational impact for patients. So thank you very much for joining us this afternoon on the call. Operator, we would now like to open it up for questions.

 QUESTION AND ANSWER

 Operator

 Thank you. (Operator Instructions) Our first question comes from the line of Eric Schmidt with Cowen and Company. Your line is open.

 Eric Schmidt - Cowen and Company - Analyst

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 Thanks for taking the question. Maybe I'll start with the big picture for Bob. You've done a wave of pretty substantial transactions here over the last three months. Is this the new norm for Celgene? Is it just happenstance that all these deals are happening within a tight window? And maybe you could talk bigger picture strategic thoughts about Celgene's deal activity going forward and what more you might hope to accomplish.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 No, I think it's a great question, Eric. We have been extremely fortunate to have the opportunity to identify and be able to act on several major transactions that really position us for sustained, in fact enhanced long-term growth. I think it's not something that we have any specific agenda to say we needed to do these deals. We saw the opportunity and we wanted to act on them. We need to build for the future. We're excited about the potential of these deals, how they can impact us.

I think we have some work to absorb these to ensure that we can execute and deliver on them, to ensure that we're focused in what we do. So I think we've got some work to do here. And on the other hand, we want to make sure we're continued on building for the future, but we think we're incredibly well-positioned for the future and look forward to giving you more clarity as we execute on these deals.

 Eric Schmidt - Cowen and Company - Analyst

 Thank you.

 Operator

 Thank you. Our next question comes from the line of Robyn Karnauskas with Deutsche Bank. Your line is open.

 Robyn Karnauskas - Deutsche Bank - Analyst

 Hi. Thanks for my question. Sorry for all the noise. I just wonder if you can give us some perspective if you haven't had any experience in the MS market. Like what do you plan to do to build infrastructure here? Would you consider partnering at least in that business, in the neuro space? And maybe give us a sense of if there's anything else outside of that from a platform perspective that the company brings here. Thanks.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 You know, Robyn, it's Bob. Let me just start off because I think others give you a good perspective. From my perspective, we look for opportunities where products can be differentiated and really create an impact for patients, such as the decision we made when we decided to go alone globally with Revlimid. We really felt that we could make a difference with a product and therefore we could do things that we might have been shy about doing if we didn't really believe in the product.

So we're comfortable taking on specialty markets. I do think that we do have a number of people that have worked in this specific space that are here at Celgene, but we have the optionality to really look at this and say, how do we create the most value. How do we execute on this? And we have time as we advance the clinical program to make those decisions. But our base case is that we look to build Celgene where we can create value. And if the data continues to be differentiated like we've seen so far and expect it to be, I think we're going to be very aggressive to build this out to our full capabilities. Scott?

 Scott Smith - Celgene Corporation - President, Global Inflammation and Immunology

 Thank you, Bob. And there's tremendous development resources and clinical experience at Receptos in MS and they've been executing the program very well. At Celgene we have a number of people who have worked on a number of different mechanisms and programs within the MS space from a medical affairs perspective, from a clinical development perspective, and from a commercial perspective. So we do have some base knowledge of the space.

And, you know, we're very, very excited about the opportunity to go into this field, whether that's, again, doing it ourselves and doing it alone, or taking a look and seeing if there are some partnerships that would make sense that increase the overall value of the asset. But, you know, we believe it's a highly differentiated asset and we've got good teams and it's a market that we think we can participate in in a solid way. So it's very, very exciting and a very good differentiated asset and it's a good place to start.

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

Peter Kellogg: So, Robyn, this is Peter. You know, supporting Scott's comments, you know this is an area we've looked at in the past, quite frankly. And we've spent a lot of time doing diligence and getting to know this Receptos organization. It's a great team. It's a great, great organization. What they've done with this drug is just great.

And we also are aware that a lot of other people were interested in this program, and this mechanism. So, you know, as time passes, we'll see how it plays out, but certainly it does provide a little bit of optionality, but we are very confident that we can run this ourselves if that's the answer. We're here to maximize the value of the company. And this is, I think, a very exciting and high potential program.

Operator

 Our next question comes from the line of Mark Schoenebaum with Evercore. Your line is open.

Unidentified Participant - Evercore ISI - Analyst

 Oh, hi. Actually this is (inaudible) as Mark is on a plane at the moment I believe. But congratulations on the deal. And the question I have is in part for Celgene and the level of comfort in the cardiac differentiation given sort of in light of Gilenya's loss of exclusivity. And then I guess just if you could sort of remark on what this says about Celgene's optimism with regard to GED-0301. I assume that there's no change. And then just thinking about GED-0301 and now three drugs, I guess potentially, and if GED-0301 is sort of this ideal drug that causes no immunosuppression and works well, I guess sort of how do you see the drugs being prioritized and the potential for cannibalization? Thank you.

Unidentified Company Representative

 So we see significant differentiation relative to other products of similar mechanism. And it's not just differentiating on the CV side, although we do see that definitely. We also see [nephrotox] differences, [cytotox] differences potentially, and also lymphocyte recovery differences. And so we believe that the molecule is sufficiently differentiated that it can compete against a branded product with the same mechanism, or a post-generic product with the same mechanism very, very easily and very strongly. We believe we'll have a highly differentiated profile.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 And in terms of GED-0301, and others jump in too, one of the reasons we think the timing of this transaction is opportune and ideal for us is that we're seeing increasing optimism on our ability to really build a major franchise here with 301, with OTEZLA, and now with ozanimod. So we are incredibly optimistic on the potential for 301, and we're going to look at all of them and ensure that what is best outcome for the patient. What's the maximum impact? These are different mechanisms, provide us opportunity for different patient subsets and issues to deal with, and it's very possible over time you're going to see sequencing and maybe combination therapies. We think we're going to have a great portfolio to really make a difference for patients in the whole IBD space.

Unidentified Company Representative

 And to follow on Bob's comments, I think GED-0301 is a cornerstone product for us, tremendous data in Crohn's disease. It's a product which can come in in the UC part of that market, a different disease related, but can really help give us some very strong assets in the IBD space together. We feel nothing but as strong or more strong as we ever have about GED and our ability to execute on it. We're very excited about really creating a transformational platform of oral molecules in the IBD space that we can take forward. So this is a signal of how good we feel about our ability to compete in that space.

Operator

 Our next question comes from the line of Geoffrey Porges with Sanford Bernstein. Your line is open.

Unidentified Participant - Evercore ISI - Analyst

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 Hi, this is (inaudible) for Geoff. Congrats on the deal. And I just have a question about, you know, your drug versus Gilenya, again the same mechanism of action. At any point do you look to do any head-to-head work against Gilenya? And if not, why? Thanks.

Unidentified Company Representative

 Thank you for the questions. It's too early for us to have any specifics relative to what we're going to do head-to-head. Our belief, when we take a look at the clinical data as it exists today, we believe that there are strong differentiating signals within that data that look very different than the Gilenya data did at the same point in development. So we think those characteristics are built into the molecule because of slightly different receptor affinity. There's also volume of distributions and technical reasons why it could have a, and does have a differentiated profile from the side effect standpoint. So we believe the data will stand on its own and it's too early for us to think about comparative studies and those things.

Operator

 Our next question comes from the line of Michael Yee with RBC Capital Markets. Your line is open.

 Michael Yee - RBC Capital Markets - Analyst

 Thanks. Two quick ones. One is maybe you could just be a little more specific if you could on whether or not you assume a class label like Gilenya. Does that matter? And also what your assumptions are in your models for a generic Gilenya. And then secondly, can you just repeat what you said about any potential update on GED-0301 data and how we should interpret that, i.e. the endoscopy data, et cetera? Maybe just clarify that for us. Thanks.

Unidentified Company Representative

 So we believe the differentiation is going to happen on the data. And we believe the data, it looks different and feels different than it does for Gilenya. We'll fight for the best label we possibly can when we get through Phase 3 and have that data. And I can't tell you what that label will say or will not say, but we think the really important point of differentiation is the data that's being generated in Phase 2 and Phase 3, and that should be the basis of that differentiation.

Relative to GED, I think again just to reiterate, we feel very strongly about the program, GED. It's our lead program in the Crohn's portion of IBD. We feel very strongly about our ability to execute on it. We're excited. We're moving forward as fast as we can with all aspects of that program. And we're really excited about the totality of the program that we're putting together here with transformational molecules.

Unidentified Participant - Evercore ISI - Analyst

 Okay.

Operator

 Our next question comes from the line of Matt Roden with UBS. Your line is open.

 Matt Roden - USB US - Analyst

 Great. Thanks very much for taking the questions. We cover Receptos and it's an asset we like a lot, so just congrats on this. So first question is, you guys mentioned the potential for sequential therapy or potentially even a combination approach using GED-0301 and ozanimod. Just wondering, does that sort of get you comfortable with any potential anti-trust risk? What was your analysis on the anti-trust side? And then secondly, can you talk just about your assumptions for MS versus IBD in terms of the overall opportunity? You know for what it's worth, we kind of thought for ozanimod that, you know especially considering generic Gilenya, that the IBD opportunity might be even bigger. So just wanted to get your sense for those two points. Thanks very much and congrats.

 Peter Kellogg - Celgene Corporation - EVP & CFO

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 Yeah, thanks for the questions. It's Peter. I'll start. And I think there's a number of different parts to your question, so I'll pass it around here. Certainly on the question of getting approval for this transaction, we're very confident that we'll be fine. We'll go through normal process. You know, we have one drug in development in UC, another drug in development in Crohn's. So, you know, I think we'll be fine and we'll keep you posted as we go through that process.

Relative to your further questions on the drugs.

Unidentified Company Representative

 Yeah, there was a question relative to the value in IBD versus the value in UC. And we don't necessarily disclose what we take a look at. There's a number of different scenarios that we put in there. We believe there's tremendous value in both indications, so we see a chance to transform treatment of UC with this molecule, with an oral molecule with that profile. And the differentiating characteristics that we see will make it, I think from an MS perspective, play very well (multiple speakers). Sorry.

 Matt Roden - USB US - Analyst

 Yeah, that was principally — we're just — I was just trying to get a sense for, you know in light of the generic Gilenya assumptions, whether or not you thought that that impacts your long-term model for MS versus IBD.

Unidentified Company Representative

 Yes. Certainly we take a look at that, and that gets put into our models. We believe that there is a very significant economic opportunity in MS post-Gilenya generic as well. We believe the product will be differentiated to the point that that will exist. And again, I think on the ulcerative colitis side, you see — and we're not necessarily breaking them up by total revenue by indication — but we see major opportunities in both. The opportunities look a little bit different (inaudible) major opportunities in both indications post — and even post-Gilenya genericization for sure.

 Matt Roden - USB US - Analyst

 Great. Thanks very much. Congrats.

Operator

 Our next question comes from the line of Geoff Meacham with Barclays. Your line is open.

 Geoff Meacham - Barclays - Analyst

 Good afternoon, guys. Thanks for taking the question. I'll offer my congrats on the deal. A couple of questions. One, the $4 billion to $6 billion peak potential, I wanted to get a sense from you guys, is that just for RMS and UC or does it assume some success down the road for Crohn's disease? And then, Peter, you mentioned $0.40 dilutive in 2016 and $0.25 dilutive in 2017. I wanted to, maybe just you know with broad brush strokes, give us a sense for maybe what some general OpEx assumptions that we should make just regarding the integration. Thanks.

Unidentified Company Representative

 Thank you for the question. The $4 billion to $6 billion assumes just the initial indications being RMS and UC. Crohn's is not worked in there. One other thing that's important is there's a number of other potential indications as well that we could take a look at this particular mechanism and there's proof of concepts in psoriasis and SLE and some other indications that has the potential as a immuno-modulatory agent to have applicability across a number of different indications. But the 4.6, to answer your question specifically, the 4.6 —

Unidentified Company Representative

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 Four to six.

Unidentified Company Representative

 $4 billion to $6 billion, yes, is just, is simply in the initial two indications, UC and MS.

 Peter Kellogg - Celgene Corporation - EVP & CFO

 Hi, this is Peter. Thanks for the question. You know, I think the first thing is that we do anticipate obviously driving these programs forward fully to their completion. And so we recognize that there will be operating expense related to these trials that go through the 2018 time period. That said, you know we do have a P&L that's pretty sizeable. Our operating expense in 2018 will be over $5 billion. And we are going to be taking an ambitious approach to this within our, you know, the overall portfolio.

We've got good P&L upside and revenue upside that you've seen already. So as we look at our outlook, we feel like we can absorb a good portion of what is going to be you know ordinarily additional OpEx. And quite frankly, we feel like, with you know perhaps some of the optionality that might help, but also we just have a lot of good business momentum that we think that can help us absorb this and move on.

Clearly we're focused on the 2020 guidance as well. We see this as an opportunity to not only contribute to 2020, but quite frankly at that time have an asset, potentially in multiple indications, that is just ramping up and really building forward into the next decade. And that is strategically what's going to be very, very important for this transaction. So we're committed to delivering on this program. We're counting on the entire team at Receptos being with us and helping us drive this forward. They're going to be an important part of the team. And we're very excited about the future.

 Geoff Meacham - Barclays - Analyst

 Okay. Thank you, guys.

Operator

 Our next question comes from the line of Ian Somaiya with Nomura. Your line is open.

 Ian Somaiya - Nomura Securities Intl (America) - Analyst

 Thanks, and congratulations to both management teams. You know one of the things that we struggle with, or at least ask ourselves in the (inaudible) of Receptos is the differential pricing environment in UC and MS and how one would take advantage of both opportunities. Is there any comment that you're able to make that would help all of us? And the second thing is, just given the size of the opportunity that you've sort of outlined, I think you know some investors in just emails that I've gotten, you know point to what seems like a very attractive price point. So I just wanted to get a sense for how competitive [this process] was and should we assume that this is where we stay?

Unidentified Company Representative

 Thank you for the question. On price it's far too early for us to disclose that. Certainly we've thought of a number of different strategies. There are slightly different price points between the two markets, but there's going to be a lot of evolution of those price points between now and when we hit market. We have thought of a lot of different strategies. We don't think it's a major issue. We think it could be an opportunity relative to pricing, but I don't want to get into specifics. We would want to get through Phase 3 and see and to put together the full value proposition, but we firmly believe that we can find a price point that allows us to compete effectively in both markets.

Unidentified Company Representative

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 And you know, we've spent a lot of time making sure that we know the asset and know the company, know the markets, and ensure that when we think about what is value for us, we obviously use multiple metrics and had quality advisors thinking about the different ways we should look at valuation. But in the end, it's what we think this asset can do in our hands, in our portfolio, and the value we can create and the impact on patients, and ultimately to what that means to Celgene. And we think the price we paid is very fair value.

 Ian Somaiya - Nomura Securities Intl (America) - Analyst

 Thank you.

Operator

 Our next question comes from the line of Ying Huang with Bank of America. Your line is open.

 Ying Huang - BofA Merrill Lynch - Analyst

 Thanks for taking my questions as well. First, can you comment specifically whether you have high confidence that you'll have a different first (inaudible) compared to Gilenya? And then secondly, based on the data we have seen so far from ulcerative colitis, how confident are you for this drug to be effective in Crohn's disease? And then whether you're thinking what kind of profile when you have both GED and also this drug on the market, how are you thinking about promotion in the market? Thanks.

Unidentified Company Representative

 Yeah, I think to answer the second question first. Crohn's the lead program, or for GED-0301 the lead program is Crohn's disease. In this case the lead program going into Phase 3 is UC and will provide a tremendous platform for us to launch, likely within 6 to 12 months of each other, two assets in different parts of the IBD landscape. So we feel that's a very, very positive thing. Two very impactful oral molecules, disruptive technology focused on two different diseases within the IBD space.

Operator

 Our next question comes from the line of Mara Goldstein with Cantor Fitzgerald. Your line is open.

 Mara Goldstein - Cantor Fitzgerald - Analyst

 Oh, thanks very much for taking the question. I wanted to ask about the company share repurchase program and whether it's anticipated that that would be suspended post the transaction for some period of time. And then the second question, I apologize if I missed this, but in the long-term estimate of the Receptos product portfolio in your sort of growth expectations, which indications are included in that and which are not?

 Peter Kellogg - Celgene Corporation - EVP & CFO

 So hi. Thanks for the question. This is Peter.

 Mara Goldstein - Cantor Fitzgerald - Analyst

 Hi, Peter.

 Peter Kellogg - Celgene Corporation - EVP & CFO

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 Hi, how are you? We've shared the financial model we have with our credit agencies and they'll be reporting out on that. But we've included a continuation of a share repurchase program in all of our modeling. You know, we generate a lot of cash flow, a very strong balance sheet situation. As you're probably aware, the two prior transactions we did in the second quarter, both AstraZeneca and the Juno deal, were done with offshore cash. So we're coming from a position of real strength as we come into this transaction. So we see no reason to have a different view of our ability to carry forward with our share repurchase program.

Unidentified Company Representative

 Well in the financial modeling we've only taken a look at UC and MS. We don't have alternate indications in those estimates at this point in time.

Unidentified Company Representative

 So we're counting on a nice upside over time (multiple speaker).

Unidentified Company Representative

 Could be significant upside.

 Mara Goldstein - Cantor Fitzgerald - Analyst

 All right. Thanks so much. I'll jump back in the queue.

Operator

 Our next question comes from the line of Mike King with JMP Securities. Your line is open.

 Mike King - JMP Securities - Analyst

 Thanks for taking the question. Apologies for the background noise. Let me add my congrats on the deal. Most of my questions have been answered, but I just wonder if you might comment or speak to any prelaunch activities that Receptos might have undertaken in expectation of future launch efforts?

Unidentified Company Representative

 Receptos was highly focused on execution of the clinical development plan. There were some small amount of prelaunch type activities, but there wasn't a ton, no.

Operator

Our next question comes from the line of Terence Flynn with Goldman Sachs. Your line is open.

 Terence Flynn - Goldman Sachs & Co. - Analyst

 Hi. Thanks for taking the questions. I was just wondering if you could just remind us of the IP around the Receptos compound, any NOLs, and then the disclosure plans around GED-0301, the endoscopy data, if you could give us any update there. Thank you.

Unidentified Company Representative

 So our current assumptions around loss of exclusivity extending out with patent term extension, other things, to 2032 is our current estimate.

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

Unidentified Company Representative

 On the NOLs, really not a major factor on an acquisition of this size. We actually feel that, you know as Bob mentioned earlier, we see really good value on what we've picked up and really the analysis was not based on NOL factoring in a big way.

Operator

 Our next question comes from the line of Matthew Harrison with Morgan Stanley. Your line is open.

 Matthew Harrison - Morgan Stanley - Analyst

 Thanks very much for taking the question. Peter, I just wanted to come back to some of the dilution comments you made and make sure we understand this. So I think I heard you say $0.12 to $0.13 in 2015. If that's correct, you've bumped your guidance by $0.10, so is the relative change $0.22 to $0.23 in 2015, and is that mostly due to clinical trial costs and debt costs or is there something else going on there? And then you obviously have the dilution going down in the [out] years. I'm assuming, is that repayment of debt or are you assuming that the clinical trial costs were all off in the out years and that's how you get back to neutral by 2018?

 Peter Kellogg - Celgene Corporation - EVP & CFO

 Yeah, thanks for the question. So first, on the first point for 2015, yes, you've got that right. So in other words, in the balance of the year we anticipate closing this in the third quarter. And so in the balance of the year we see about $0.12 to $0.15 dilution this year, and we're fine with that. We've incorporated that into our outlook and incorporated that into our revised guidance.

So the second part was that implies then that our operating performance has improved, and yes, indeed it has. And it's widespread. It is great execution on many, many points. It's both revenue, it's margin, it's OpEx, just you know really an excellent first half of the year. In addition to all the strategic things we've been doing, we've actually — the operating team around the world has just done a great job.

And then relative to dilution in future years, you've got the right idea, and that is that quite frankly we have a very big portfolio now in Celgene. We're taking the ambitious view that we should be able to absorb the clinical activity and the cost of this acquisition by 2018. The impact will be the biggest in 2016, and then it will be less in 2017, and we'll get to break even on accretion dilution in 2018. And really quite frankly that's a combination of just business operating momentum that we see already, which is a good portion of it, as well as over time we will be making the right kind of decisions about our portfolio and we see that as something we can get done.

Unidentified Company Representative

 Operator, we can take one more question. Thank you.

Operator

 Our last question comes from the line of (inaudible) with Bank of America. Your line is open.

Unidentified Participant - Evercore ISI - Analyst

 Thanks for taking my question and congrats on the deal. Peter, can you give us guidance on how much cash you're planning on using to fund the deal? And also in your prepared remarks you said Celgene retains flexibility for additional buybacks. Do you expect leverage to trend up from here and are you still committed to the two times leverage target? Thank you.

 Peter Kellogg - Celgene Corporation - EVP & CFO

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JULY 14, 2015 / 09:30PM GMT, CELG - Celgene to Acquire Receptos M&A Call

 So let me answer the first part of it. You can stay on the line for the second part. I'm not sure I got that exactly clearly. So in terms of — this is an all cash deal. It will be a blend of debt and use of cash. On a transaction like this obviously the IP, we would want to have it end up both in the US and offshore for the relevant parts of the commercial opportunity that we see. And so we will be using cash for a portion, but we will be going out into the market in August for debt to finance this transaction. As I mentioned earlier, we have bridge financing already set up, and so we're in good shape there. And we will be, you know, fully coming out to market with the bond offering in the neighborhood of $5 billion in August.

The second part of your question, I'm not sure if I quite got it clearly. I apologize.

Unidentified Participant - Evercore ISI - Analyst

 Yeah, yeah. Sure. I was — it's regarding the common fund retaining flexibility for additional buybacks and potentially acquisitions. Wanted to know if you're still committed to the two times leverage target, or do you see it trending up from here?

 Peter Kellogg - Celgene Corporation - EVP & CFO

 Yeah, so I would say that as we put together our capital structure and financial models going forward, and as I mentioned we shared that with our credit agencies and so forth, we've assumed an ongoing level of share repurchase as well as business development activity. And so we really don't — you know we don't anticipate this transaction impairing our ability to continue on in the way we run the business, whether that be with further licensing deals opting in on some of the opportunities we have in our portfolio. So we feel like we'll just keep rolling ahead as we have been.

 Bob Hugin - Celgene Corporation - Chairman & CEO

 Thank you, everyone, for joining us today. We appreciate your staying with us a little bit longer to get informed on our view on the deal. It's a very important one. We're very excited about it. We're looking very much forward to the Receptos team becoming part of Celgene and really helping us accelerate these assets into these programs to make them available to patients.

I want to remind you that we do have our regularly scheduled quarterly conference call the 23rd of July where we'll go into more detail in what we see as a very strong performance in the second quarter. So thank you very much and we look forward to seeing you soon.

Operator

 Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program. You may all disconnect. Everyone have a great day.

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Additional Information about the Transaction and Where to Find It

The tender offer described herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Receptos, Inc. ("Receptos"). At the time the tender offer is commenced, Celgene Corporation ("Celgene") and its wholly-owned subsidiary, Strix Corporation, intend to file with the U.S. Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Receptos intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Strix Corporation and Receptos intend to mail these documents to the stockholders of Receptos. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RECEPTOS STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Receptos will be able to obtain a free copy of these documents (when they become available) and other documents filed by Receptos, Celgene or Strix Corporation with the SEC at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This transcript contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of Celgene, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Receptos into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in Celegene’s public reports filed with the SEC.